SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934


Nam Tai Property Inc.

(Name of Issuer)

Common Shares, par value US$0.01 per share

(Title of Class of Securities)

629865205
(CUSIP Number)

Deutsche Bank AG

c/o Deutsche Bank AG, Hong Kong Branch
Level 52, International Commerce Centre
1 Austin Road, West Kowloon, Hong Kong

Maria Chang, Jessie Liu, Nathalie Leung
+852 2203 8660


Cosimo Borrelli
c/o D&P China (HK) Limited (trading as Kroll)
Level 3, Three Pacific Place
1 Queen?s Road East, Hong Kong
+852 3761 3888

Tai Shaw Hoong
c/o D&P China (HK) Limited (trading as Kroll)
Level 3, Three Pacific Place
1 Queen?s Road East, Hong Kong
+852 3761 3888

Kent McParland
c/o Kroll Advisory (BVI) Limited
3rd Floor, Commerce House,
P.O. Box 3339, Road Town Tortola, British Virgin Islands
+1 284 340 2532

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


with a copy to:

DLA Piper Hong Kong
25th Floor, Three Exchange Square
8 Connaught Place
Central, Hong Kong
China

Attention: Mark Fairbairn
+852-2103-0808

December 3, 2021

(Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?
240.13d-7 for other parties to whom copies are to be sent.










13D
Page 1 of 8


















NAMES OF REPORTING PERSONS



1

Deutsche Bank AG

















CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ?

2





(b) ?









3

SEC USE ONLY























4

SOURCE OF FUNDS (SEE INSTRUCTIONS)





OO






















5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E)?

















6

CITIZENSHIP OR PLACE OF ORGANIZATION





Federal Republic of Germany





















7
SOLE VOTING POWER



NUMBER OF

0












SHARED VOTING POWER




SHARES
8












BENEFICIALLY

9,191,150



OWNED BY








SOLE DISPOSITIVE POWER




EACH
9












REPORTING

0



PERSON WITH







10
SHARED DISPOSITIVE POWER















9,191,150












11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON





9,191,150
























CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE

?

12

INSTRUCTIONS)































13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)





Approximately 23.4% (1)









14

TYPE OF REPORTING PERSON





BK, OO

































(1) Calculated based on 39,197,991 Common Shares of the Issuer outstanding as of October 5, 2020






13D
Page 2 of 8


















NAMES OF REPORTING PERSONS



1

Cosimo Borrelli

















CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ?

2





(b) ?









3

SEC USE ONLY























4

SOURCE OF FUNDS (SEE INSTRUCTIONS)





OO






















5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
 2(D) OR 2(E)

?

















6

CITIZENSHIP OR PLACE OF ORGANIZATION





Australia





















7
SOLE VOTING POWER



NUMBER OF

0












SHARED VOTING POWER




SHARES
8












BENEFICIALLY

9,191,150



OWNED BY








SOLE DISPOSITIVE POWER




EACH
9












REPORTING

0



PERSON WITH







10
SHARED DISPOSITIVE POWER















9,191,150












11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON





9,191,150


























CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE

?

12

INSTRUCTIONS)































13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)





Approximately 23.4% (1)









14

TYPE OF REPORTING PERSON





OO

































(1) Calculated based on 39,197,991 Common Shares of the
Issuer outstanding as of October 5, 2020 ?





13D
Page 3 of 8


















NAMES OF REPORTING PERSONS



1

Tai Shaw Hoong

















CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ?

2





(b) ?









3

SEC USE ONLY























4

SOURCE OF FUNDS (SEE INSTRUCTIONS)





OO






















5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)?

















6

CITIZENSHIP OR PLACE OF ORGANIZATION





Malaysia





















7
SOLE VOTING POWER



NUMBER OF

0












SHARED VOTING POWER




SHARES
8












BENEFICIALLY

9,191,150



OWNED BY








SOLE DISPOSITIVE POWER




EACH
9












REPORTING

0



PERSON WITH







10
SHARED DISPOSITIVE POWER















9,191,150












11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON





9,191,150


























CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE

?

12

INSTRUCTIONS)































13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)





Approximately 23.4% (1)









14

TYPE OF REPORTING PERSON





OO

































(2) Calculated based on 39,197,991 Common Shares of the Issuer outstanding as of October 5, 2020?





13D
Page 4 of 8


















NAMES OF REPORTING PERSONS



1

Kent McParland

















CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ?

2





(b) ?









3

SEC USE ONLY























4

SOURCE OF FUNDS (SEE INSTRUCTIONS)





OO






















5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEM 2(D) OR 2(E)?

















6

CITIZENSHIP OR PLACE OF ORGANIZATION





Canada





















7
SOLE VOTING POWER



NUMBER OF

0












SHARED VOTING POWER




SHARES
8












BENEFICIALLY

9,191,150



OWNED BY








SOLE DISPOSITIVE POWER




EACH
9












REPORTING

0



PERSON WITH







10
SHARED DISPOSITIVE POWER















9,191,150












11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON





9,191,150


























CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE

?

12

INSTRUCTIONS)































13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)





Approximately 23.4% (1)









14

TYPE OF REPORTING PERSON





OO

































(3) Calculated based on 39,197,991 Common Shares of the Issuer outstanding as of October 5, 2020





13D     Page 5 of 8


Item 1. Security and Issuer

       This statement on Schedule 13D (this Statement) relates to common shares, par value US$0.01 per share (the Common Shares), of Nam Tai Properties, a company incorporated in the British Virgin
 Islands (the Issuer).  The Issuers address is
Nam Tai Estate, No. 3 Namtai Road, Gushu Community,
Xixiang Township, Baoan District, Shenzhen City,
Guangdong Province, Peoples Republic of China.

Item 2. Identity and Background

       (a) This Statement is being filed on behalf of Deutsche Bank AG (DB AG), Cosimo Borrelli, Tai Shaw Hoong and Kent McParland (together with DB AG, each a ?Reporting Person? and collectively the Reporting Persons), and relates to Common Shares that were acquired pursuant to the enforcement of the Share Charge
(as defined below). The securities acquired by DB AG covered in this Statement were acquired through the Hong Kong Branch of DB AG, which is licensed by the Hong Kong Monetary Authority and the London Branch of DB AG, which is licensed by the United Kingdom banking authority. The Reporting Persons are deemed as beneficial owners of the securities covered in this Statement because having been instructed by the Majority Lenders (as defined below), they have the right to vote or dispose of such securities. However, the legal ownership of such securities remain with Greater Sail (as defined below).

       (b)      The address of the principal business office of DB AG is:
       Deutsche Bank AG
       Taunusanlage 12
       Frankfurt Am Main D-60325
       Germany

       The addresses of other Reporting Persons are:
       Cosimo Borrelli and Tai Shaw Hoong
       c/o D&P China (HK) Limited (trading as Kroll)
       Level 3, Three Pacific Place
       1 Queen?s Road East, Hong Kong

       Kent McParland
       c/o Kroll Advisory (BVI) Limited
       3rd Floor, Commerce House,
       P.O. Box 3339, Road Town Tortola,
       British Virgin Islands

       (c) DB AG offers a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world. Information concerning each executive officer, director and controlling person (the ?DB Listed Persons?) of the Reporting Person is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, the citizenship of the Listed Persons is as specified on Schedule I hereto.

                Cosimo Borrelli is a director at D&P China (HK) Limited (?Kroll?), whereas Tai Shaw Hoong and Kent McParland are employed under Kroll with a title of managing director and Kroll Advisory (BVI) Limited with a title of director respectively. Kroll provides services and digital products related to valuation, governance, risk and transparency, and works with clients across diverse sectors in the areas of valuation, expert services, investigations, cyber risk, corporate finance, security, restructuring, legal and business solutions, data analytics, due diligence and regulatory compliance

       (d) & (e)        Other than as set forth on Schedule II, during
the last five years, the DB AG has not, and to the best of its knowledge, none of the DB Listed Persons have been convicted in a criminal proceeding
 (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

        None of Cosimo Borrelli, Tai Shaw Hoong and Kent McParland have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
Kaisa Group Holdings Limited (Kaisa), a Cayman Islands company, entered into an amended and restated facility agreement with Deutsche Bank AG, Hong Kong Branch (acting as the lead arranger and sole coordinator, agent, security agent, account bank and calculation agent) on December 24, 2019, which replaces the original facility dated December 20, 2017
(the Facility Agreement). Pursuant to the Facility Agreement, the Lenders granted a loan in a maximum principal amount of US$120 million to Kaisa.

13D     Page 6 of 8

       As collateral for Kaisas obligations under the Facility Agreement, Greater Sail Limited, a wholly-owned subsidiary of Kaisa and a
British Virgin Islands company (Greater Sail) granted to Deutsche Bank AG,
 Hong Kong Branch, as the security agent (the Security Agent) a first ranking charge on all of the Common Shares then held by Greater Sail in the Issuer (Initial Pledged Shares) and any additional
Common Shares Greater Sail may acquire in the future in respect of the Initial Pledged Shares (the Pledged Shares) pursuant to a security deed dated December 27, 2019, between Greater Sail and Deutsche Bank AG, Hong Kong Branch (the Security Deed). The Pledged
Shares constitutes 9,191,150 Common Shares. The Pledged Shares are provided as collateral for Kaisas obligations under the Facility
Agreement on a non-recourse basis.

       The Pledged Shares were deposited into a securities account with Deutsche Bank Trust Company Americas, an affiliate of DB AG
(the Depositary), pursuant to a cash and securities deposit agreement.
 In addition, the disposal of the Pledged Shares are subject to an account control agreement among Greater Sail, DB AG and the Depositary (the Account Control Agreement).

       On November 5, 2021, the Deutsche Bank AG, Hong Kong Branch, as the agent of the Lenders (the Agent), issued a letter notice declaring that an event of default as defined under the Facility Agreement has occurred and an acceleration declaring all of the outstanding loans and all other amounts owed to the Lenders immediately due and payable. On December 3, 2021, DB AG, in its capacity as the Security Agent, appointed Cosimo Borrelli, Tai Shaw Hoong and Kent McParland as receivers to assist in taking control and realizing the collateral under the Facility Agreement, including the Pledged Shares.

Item 4. Purpose of Transaction

       The Reporting Persons may hold or dispose of the Pledged Shares at its discretion, including on the public market, as repayment of the outstanding loan amount and satisfaction of other obligations under the Facility Agreement. Except as disclosed in this Statement, and in connection with the Facility Agreement referenced above, the Reporting Persons do not have any present plans or proposals that relate to, or would result in, any of the results described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

       Except as disclosed in this Statement, the Reporting Persons have no present intention to further acquire securities of the Issuer; provided, however, the Reporting Person intend to review their investment on a regular basis and, may determine at any time or from time to time, either alone or as part of a group:

        to acquire additional securities of the Issuer through open market purchases, privately negotiated transactions, or otherwise,

        to dispose of all or a portion of the securities of the Issuer beneficially owned in the open market, privately negotiated transactions, or otherwise, or

        to take any other available course of action which may involve one or more of the transactions described in subparagraphs (a)
through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs.

       Notwithstanding anything in this Statement to the contrary, the Reporting Persons specifically reserve the right to change their intention with respect to any and all matters disclosed or referenced herein. In reaching any decision with respect to any course of action, the Reporting Persons expect to take into consideration a variety of factors including, but not limited to, the Issuer?s business and prospects, other business opportunities available to the Reporting Persons, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations, and any other factors deemed relevant.

Item 5. Interest in Securities of the Issuer

(a) and (b)

       The responses of the Reporting Person to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this
Statement are incorporated herein by reference.

       DB AG and the other Reporting Persons may be deemed to beneficially own 9,191,150 Common Shares, representing approximately 23.4% of the total outstanding Common Shares of the
 Issuer and 23.4% of the total voting power.

       The percentages above are calculated based on the total number of 39,197,991 Common Shares outstanding as of October 5, 2020 Each holder of Common Shares is entitled to one vote per share.

?

13D     Page 7 of 8

       In accordance with Securities and Exchange Commission
Release No. 34-395538 (January 12, 1998) (the Release), this filing reflects the Common Shares beneficially owned by certain operating units (collectively, the DB Reporting Units) of Deutsche Bank AG and its subsidiaries and affiliates (collectively, the DB Group).
This filing does not reflect any Common Shares, if any, beneficially owned by any operating units of the DB Group, whose ownership of securities is disaggregated from that of the DB Reporting Units in accordance with the Release. The DB Reporting Units disclaim beneficial ownership of the securities beneficially owned by
(i) any client accounts with respect to which the DB Reporting Units or their respective employees have voting or investment discretion, or both, and (ii) certain investment entities of which the DB Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the DB Reporting Units.

(c)

       Except as described in Item 4 which is incorporated herein by this reference, during the past 60 days no Reporting Person has effected any transactions in Common Shares.


(d)

       If dividends from, and proceeds from the sale of the Shares beneficially owned by the Reporting Person exceeds the amounts due to the Reporting Person under the Facility Agreement, the right to receive such excess dividends or proceeds is held by other persons to whom the Security Agent may be obliged to pay, and following the satisfaction of such payments, Greater Sail.


(e)

Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       The information disclosed under Items 3, 4, and 5 is incorporated by reference into this Item 6. The agreements listed as exhibits to this Schedule 13D are further incorporated by reference herein.

       Except as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any Reporting Person and any person with respect to any securities of the Issuer including, but not limited to, the transfer or voting of any of the securities, finder?s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


Item 7. Materials to be Filed as Exhibits

1.      Joint Filing Agreement.

2.      Security Deed between Greater Sail Limited and
Deutsche Bank AG, Hong Kong Branch, as security agent.

3.      Account Control Agreement between Greater Sail
Limited and Deutsche Bank Trust Company Americas, as securities intermediary.

4.      Cash and Securities Deposit Agreement between
Greater Sail Limited and Deutsche Bank Trust Company Americas, as depositary.

5.      Deed of Appointment between Deutsche Bank AG,
Hong Kong Branch, and Cosimo Borrelli, Tai Shaw Hoong and Kent McParland.






13D     Page 8 of 8


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2021

Deutsche Bank AG

By:
/s/
Name:

Title:



Cosimo Borrelli

/s/


Tai Shaw Hoong

/s/


Kent McParland

/s/





13D

SCHEDULE I
EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS
The following sets forth the name and present principal
 occupation of each executive officer and board member of Deutsche Bank AG. The business address of each of the executive officers and directors of Deutsche Bank AG is Taunusanlage 12 Frankfurt Am Main D-60325, Germany.






Name

Position with Deutsche
Bank AG

Principal Occupation/Citizenship



Christian Sewing

Chief Executive Officer

Chief Executive Officer, Management Board Member and responsible for Corporate Bank and Investment Bank
German



Karl von Rohr

President

President, Management Board Member, responsible for Private Bank and Asset Management, responsible for Germany and Europe, Middle East and Africa
German



Fabrizio Campelli

Chief Transformation Officer

Chief Transformation Officer, Management Board Member and responsible for Human Resources
United Kingdom, Italian



Frank Kuhnke

Chief Operating Officer

Chief Operating Officer, Management Board Member and responsible for Capital Release Unit
German



Bernd Leukert

Chief Technology, Data and
Innovation Officer

Chief Technology, Data and Innovation Office, Management Board
Member and responsible for Technology, Data and Innovation
German



Stuart Lewis

Chief Risk Officer

Chief Risk Officer, Management Board Member and responsible for
Compliance, Anti-Financial Crime and the Business Selection and
Conflicts Office
United Kingdom



James von Moltke

Chief Financial Officer

Chief Financial Officer, Management Board Member
Australian, German



Alexander von zur Muhlen

Chief Executive Officer Asia Pacific

Chief Executive Officer for the Asia Pacific region and Management
Board Member
German



Christiana Riley

Chief Executive Officer Americas

Chief Executive Officer for the Americas and Management Board
Member
American









Stefan Simon

Chief Administrative Officer

Chief Administrative Officer, Management Board Member and responsible for Government and Regulatory Affairs and Legal and Governance.
German



Dr. Paul Achleitner

Chairman of the Supervisory Board

Chairman of the Supervisory Board of Deutsche Bank
Aktiengesellschaft
Austrian



Detlef Polaschek

Deputy Chairman of the Supervisory
Board

Deputy Chairman of the Supervisory Board of Deutsche Bank AG and
Member of the General Staff Council of Deutsche Bank
German



Ludwig Blomeyer-Bartenstein

Spokesperson of the Management

Spokesperson of the Management and Head of the Market Region
Bremen of Deutsche Bank AG
German



Frank Bsirske

Supervisory Board Member

Former Chairman of the trade union ver.di
German



Mayree Clark

Supervisory Board Member

Founder and Managing Partner of Eachwin Capital
American



Jan Duscheck

Supervisory Board Member

Head of national working group Banking, trade union ver.di
German



Gerhard Eschelbeck

Supervisory Board Member

Chief Information Security Officer of Aurora Innovation, Inc.
Austrian, American



Sigmar Gabriel

Supervisory Board Member

Former German Federal Government Minister
German



Timo Heider

Supervisory Board Member

Chairman of the General Staff Council of BHW Bausparkasse AG/Postbank Finanzberatung AG, Chairman of the General Staff Council of PCC Services GmbH der Deutschen Bank, Chairman of the Staff Council of BHW Bausparkasse AG, PCC Services GmbH der Deutschen Bank, Postbank Finanzberatung AG and BHW
Holding GmbH, and Deputy Chairman of the Group Staff Council of
Deutsche Bank AG
German



Martina Klee

Supervisory Board Member

Deputy Chairperson of the Staff Council PWCC Center Frankfurt of
Deutsche Bank
German









Henriette Mark

Supervisory Board Member

Member of the Staff Council Southern Bavaria, of the General Staff Council and of the Group Staff Council of Deutsche Bank
German



Gabriele Platscher

Supervisory Board Member

Chairperson of the Staff Council Niedersachsen Ost of Deutsche
Bank
German



Bernd Rose

Supervisory Board Member

Chairman of the General Staff Council of Postbank Filialvertrieb AG, Member of the Group Staff Council of Deutsche Bank, Member of the European Staff Council of Deutsche Bank
German



Gerd Alexander Schutz

Supervisory Board Member

Chairman of the Management Board, C-QUADRAT Investment
Aktiengesellschaft
Austrian



John Alexander Thain

Supervisory Board Member

Former Chairman and Chief Executive Officer, CIT Group Inc.
American



Michele Trogni

Supervisory Board Member

Operating Partner of Eldridge Industries LLC
United Kingdom



Dr. Dagmar Valcarcel

Supervisory Board Member

Supervisory Board Member, Former Chair of the Management
Board, Andbank Asset Management Luxembourg S.A., Luxembourg
German, Spanish



Stefan Viertel

Supervisory Board Member

Head of Institutional Cash Sales & Client Management (& ACO)
Hungary, Deutsche Bank AG, Member of the General Staff Council,
Staff Council Representative of the Corporate Bank and Investment
Bank, Deutsche Bank AG
German



Dr. Theodor Weimer

Supervisory Board Member

CEO, Deutsche Borse AG
German



Prof. Dr. Norbert Winkeljohann

Supervisory Board Member

Self-employed corporate consultant, Norbert Winkeljohann
Advisory & Investments
German


SCHEDULE II
LITIGATION SCHEDULE
Deutsche Bank AG has been involved in a number of proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in (i) Deutsche Bank AG?s annual reports on Form 20-F and periodic reports on Form 6-K filed with the SEC, and
(ii) in other regulatory reports, which descriptions are hereby incorporated by reference.

EXHIBIT 99.1
AGREEMENT AS TO A JOINT FILING OF SCHEDULE 13D
        In accordance with Rule 13d-1(k) under the Securities
Exchange Act of 1934, as amended, the undersigned agree that
(1) only one statement containing the information required by
Schedule 13D and any further amendments thereto need to be filed with respect to the beneficial ownership by each of the undersigned of shares of common shares of Nam Tai Property Inc., a British
Virgin Islands company and (2) this Joint Filing Agreement may be included as an exhibit to the Schedule 13D, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person will be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together will constitute one and the same instrument.


Date: December 13, 2021

Deutsche Bank AG

By:
/s/
Name:

Title:



Cosimo Borrelli

/s/


Tai Shaw Hoong

/s/


Kent McParland

/s/